December 1, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody
Branch Chief

Re:	Realogy Corporation
Form 10-K For the Fiscal Year Ended December 31, 2010
Form 10-Qs For the Periods Ended March 31, 2011 and June 30, 2011
File No. 333-148153

Ladies and Gentlemen:

Set forth below is the response of Realogy Corporation (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 17, 2011 with respect to the Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) and the Form 10-Qs for the periods ended March 31, 2011 and June 30, 2011 (the “Form 10-Qs”). For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. The terms “we,” “us,” “our,” and similar expressions in the responses set forth below refer to the Company.

We appreciate your prompt attention in resolving any issues that may remain after you have had the opportunity to review this response. We are available at your convenience to discuss these matters with you.

Form 10-K for the fiscal year ended December 31, 2010

Summary Compensation Table, page 116

1.	Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future Exchange Act periodic reports, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Smith received a substantial option award in comparison to other named executive officers in 2010. Please see Item 402(b)(2)(vii) of Regulation S-K.

We have reviewed the Staff’s comment, including the references to Release 33-8732A, Section II.B.1 and Item 402(b)(2)(vii) of Regulation S-K. In future filings, we will explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Please note that the options awarded to Mr. Smith in 2010 were exchanged on a one-for one basis for the options he was awarded in 2007. As disclosed under the Compensation Discussion and Analysis on page 107 of our Form 10-K for the year ended December 31, 2007 (the “2007 CD&A”), the number of options awarded to the named executive officers was based upon a

United States Securities and Exchange Commission

December 1, 2011

multiplier of 3.75 times the number of shares of common stock of Domus Holdings Corp. (“Holdings”) which they purchased on April 20, 2007 in connection with Apollo’s acquisition of Realogy through a merger with Domus Acquisition Corp., a wholly owned subsidiary of Holdings, which resulted in Holdings becoming the parent company of Realogy (the “Merger”). As disclosed in the 2007 CD&A, the equity investment opportunity and the equity compensation awards, including the option awards, were structured to incentivize management to generate substantial equity value and to participate with our investors in any potential increase in the value of the Company.

The amount of equity originally purchased by the named executive officers was made through a cash investment, the contribution of shares of Realogy common stock in lieu of receiving the Merger consideration, or a combination thereof. The executive officers who purchased shares invested all or substantially all of the net after-tax proceeds they received as Merger consideration for the Realogy options, restricted stock units and stock settled stock appreciation rights they held immediately prior to the Merger. The named executive officers listed in our Form 10-K were also eligible to invest (and did invest) substantially all of their equity holdings in Realogy at the time of the Merger in Holdings common stock. In addition, Mr. Smith elected to purchase shares of Holdings common stock with the after-tax proceeds of the one-time $5 million investment bonus paid to him upon consummation of the Merger as partial consideration for his retention following the Merger. At the time of the Merger, Mr. Smith was President and Chief Operating Officer but pursuant to an existing succession plan, was slated to, and did become, President and Chief Executive Officer in November 2007. In short, the amount invested and the number of equity compensation awards received by each of the executive officers listed in the Form 10-K immediately after the consummation of the Merger was in large part based upon the equity and equity based compensation that the named executive officers held immediately prior to the Merger and the $5 million investment bonus paid to Mr. Smith upon consummation of the Merger.

Note 4 – Intangible Assets, page F-17

2.	We note you recognize an indefinite life intangible asset related to a franchise agreement with NRT. Please clarify the nature and terms of the agreement and the parties involved. Given that NRT is your consolidated subsidiary, please clarify your basis in GAAP for maintaining this intangible asset on your balance sheet even after eliminating intercompany transactions in the consolidation process.

On April 10, 2007, Realogy Corporation and Holdings, through its wholly owned subsidiary Domus Acquisition Corp., consummated the Merger, which resulted in Holdings becoming the indirect parent company of Realogy. The Company considered the guidance in Financial Accounting Standards Board Statement No. 141, Business Combinations, (“SFAS 141”), paragraph 39 and appendix A in determining what intangible assets need to be recognized as an asset apart from goodwill. Our Company Owned Real Estate Brokerage Services segment (“NRT”) owns and operates a full-service real estate brokerage business principally under the Coldwell Banker® brand. The Coldwell Banker brand is owned by our Real Estate Franchise Services (“RFG”) segment and operates as a franchisor of this brand to third parties as well as NRT. To utilize the brand, NRT entered into an indefinite lived (evergreen) franchise agreement that provides for a 6% royalty fee to be paid to RFG based on sales commissions or gross commission income earned by NRT. The royalty fee paid to RFG is recognized as revenue of the RFG segment and eliminated by Corporate upon consolidation.

Upon consummation of the Merger in April 2007, the Company determined that the existing franchise agreement met both the contractual criterion and separability criterion discussed in paragraph 39, and therefore determined that the franchise agreement between RFG and NRT was an identifiable intangible asset that should be recognized separately from goodwill. According to SFAS 141 paragraph 39, which

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December 1, 2011

provides that “an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations)”. As the franchise agreement is between related parties, we also evaluated the intangible asset under the separability criterion in paragraph 39; “if an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability.” The Company reviewed the franchise agreement between RFG and NRT and noted that there are no restrictions placed on RFG regarding the transfer or sale of this agreement to a third party. Although the Company recognizes that the franchise agreement between RFG and NRT would most likely not be sold on a stand-alone basis, if the Company were to sell or spin off the assets of RFG or NRT, the existing franchise agreement between these two parties would have separate value in the transaction and therefore should represent a separate indefinite lived intangible. Furthermore, as franchise agreements are readily sold and exchanged in real estate and other related service industries in the normal course of business, we believe that a third-party market participant would determine that there is stand-alone fair value related to this agreement since revenue is provided to RFG in the form of franchisee fees in perpetuity. This agreement with NRT increases the business enterprise value of RFG.

As an alternative, we considered the possibility of what would occur in purchase accounting if we eliminated the impact of this agreement on the business segments and determined that it would artificially inflate the value of NRT and decrease the value of RFG. This would occur because the royalty expense that is paid by NRT would no longer exist and therefore the financial results of NRT would greatly improve. In essence it would be like entering into a royalty free license agreement which did not seem appropriate. After considering this alternative, we determined that it would be more appropriate to reflect the economics of the agreement on an arm’s length basis.

We believe that we have provided additional transparency to the intangible assets of RFG by breaking out this intangible asset and by using market rate assumptions to value this franchise agreement intangible asset. Furthermore, there is precedent in the accounting literature that certain intangible assets between business segments be separately identified on the balance sheet in a similar manner as discussed in Emerging Issues Task Force (“EITF”) 04-01, Accounting for Preexisting Relationships between Parties to a Business Combination. The Task Force reached a consensus in EITF 04-01 “that a reacquired right should be recognized as an intangible asset apart from goodwill. The Task Force observed that Statement 142 required that the fair value of all identifiable intangible assets, including trade name and technology assets, be separately valued when determining implied goodwill. For example, if an entity reacquires the right to its trade name in a certain geographic location, the entity should recognize the value of the reacquired trade name as either a separate intangible asset or a part of the recognized trade name.”

Based upon the factors noted above, we believe that it is appropriate to maintain this intangible asset on our balance sheet.

Note 8 – Short and Long-Term Debt, pages F-21

3.	Disclosures on page 132 appear to imply that portions of your short and long-term debt are held by related parties. Please separately identify and present amounts of related party transactions on the face of the balance sheet, income statement, or statement of cash flows. Reference is made to Rule 4-08(k) of Regulation S-X.

United States Securities and Exchange Commission

December 1, 2011

The Company respectfully advises the Staff that pursuant to Instruction 4(b) to Item 404(a) of Regulation S-K, the Company was not required to include disclosure in Item 13 of its Form 10-K. Accordingly, notwithstanding the fact that the Company included the disclosure in Item 13, the Company believes that disclosure on the face of the balance sheet, income statement or statement of cash flows is not required under the guidance of ASC 850-10-05-03. The Company advises the Staff that although not required to include disclosure in Item 13, the Company elected to do so because it believed that such disclosure was helpful to investors to get a better understanding of the Exchange Offers (as defined below).

As the Staff is aware Instruction 4(b) to Item 404(a) provides that “Disclosure need not be provided of any indebtedness transactions for the related persons specified in Instruction 1.b. to paragraph (a) of this Item.” The related persons specified in Instruction 1.b. are “a security holder covered by Item 403(a).” As the Staff is also aware, in Release 33-8732A the Commission set forth its explanation of its rationale for not requiring the disclosure of indebtedness of significant shareholders. The release states that: “Some commentators questioned whether disclosure of indebtedness of significant shareholders would be useful to investors and whether companies would have access to the information necessary to provide this disclosure. In response to these comments, the amendments do not require disclosure of indebtedness transactions of significant shareholders (or their immediate family members). Footnote 429 provides further that “Disclosure would be required, however, if the significant shareholder (or such shareholder’s immediate family member) was also a related person specified in Instruction 1.a. to Item 404(a), for example, if the significant shareholder was also an executive officer.”

The parties identified in Item 13 are RCIV Holdings (Luxembourg) S.à.r.l. , several investment funds and accounts managed by Paulson & Co. Inc., Avenue Capital Management II, L.P., certain entities managed by York Capital Management and certain investment funds and separately managed client accounts for which Western Asset Management Company serves as investment manager. Pursuant to certain Exchange Offers described below, such parties acquired Convertible Notes. None of these parties were a “related person” under Item 404 of Regulation S-K prior to consummation of the Exchange Offers. Prior to their acquisition of the Convertible Notes, these parties were holders of one or more of the following series of Realogy unsecured notes: 10.50% Senior Notes due 2014, 11.00%/11.75% Senior Toggle Notes and the 12.375% Senior Subordinated Notes due 2015 (the “Existing Notes”) that they had purchased from time to time in the open market or from the initial purchasers in the initial private placement of the Existing Notes. The Company was not involved in any such purchases and was unaware when such purchases occurred. None of these parties had any other relationships with the Company. Moreover, the Exchange Offers pursuant to which these parties acquired their Convertible Notes were offers made to all eligible holders of Existing Notes. Specifically, as described in the Form 10-K, Realogy consummated private exchange offers on January 5, 2011, pursuant to which holders of Existing Notes in the aggregate principal amount of approximately $2.738 billion exchanged Existing Notes for either newly issued notes which had a higher coupon and longer maturity, with the remainder of the terms of the notes substantially similar to the Existing Notes, or newly issued convertible notes (the “Convertible Notes”). Since the Exchange Offers involve the exchange of one debt instrument for another, disclosure of such transaction is not required under Item 404 of Regulation S-K. In addition, all of the parties that participated in the exchange received notes with the same terms. As a result, the Company believes that disclosure on the face of the balance sheet, income statement or statement of cash flows is not required under the guidance of ASC 850-10-05-03.

The Company further notes for the Staff that none of parties identified in Item 13 are contractually obligated to report its Realogy debt holding to the Company. Therefore, the Company does not have access to the information that would be necessary to disclose on the face of the balance sheet, income statement or statement of cash flows the outstanding holdings of Convertible Notes of the parties identified in Item 13.

United States Securities and Exchange Commission

December 1, 2011

Note 14 – Commitments and Contingencies, pages F-39 – F-45

4.	We note that you are involved in various legal proceedings. If there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification. In addition, for any contingencies where you are unable to estimate a range of reasonably possible losses, please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

The Company determines the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20. As more fully described below, we have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we either do not believe such exposure to be material, or we are unable to determine a range of reasonably possible losses. In future filings, we will include disclosures to address this determination.

The Company’s legal proceedings are comprised of both high volume, low dollar claims generally associated with its residential real estate brokerages and other categories of litigation including individual employment law matters and complex litigation such as class actions and regulatory matters that are less frequent but may have higher potential losses. With respect to our higher volume transactional cases, most arise at our brokerage segment. The Company operates the largest residential real estate brokerage firm in the United States. At December 31, 2010, we had approximately 750 company owned brokerage offices, approximately 5,000 employees and approximately 44,000 independent sales associates working with these company owned offices. The company-owned brokerages participated in over 250,000 homesale transactions in 2010. Given this high volume of real estate transactions, it is not unusual for the Company’s residential brokerage segment to be subject to between 2,000 and 2,500 legal matters at any given time, almost all of which involve low dollar claims (e.g. claims from home buyers for undisclosed required repairs). The average settlement value of these claims is approximately $7,000. With respect to our other litigation proceedings, we provide disclosure in our filings regarding the most recent material developments to significant matters, in order to provide investors with material information concerning the potential risks relating to these matters.

Every quarter, the Company undertakes a multi-step assessment of all legal proceedings to determine if loss contingencies are:

(i)	Probable and estimable;

(ii)	Reasonably possible; or

(iii)	Remote.

All active legal proceedings are reviewed at least quarterly by the attorneys and the accountants in each business segment. To the extent losses associated with each case are determined to be probable and estimable, a reserve is recorded in the financial statements. If the loss is determined to be reasonably possible, a further assessment is completed to determine whether or not an estimate of the potential loss can be made. All material loss contingencies are summarized and compiled in a report which is then reviewed by the Senior Vice President of Litigation, the General Counsel, the Chief Accounting Officer, and the Chief Financial Officer. Certifications are received from both segment and corporate participants to ensure reporting is timely, accurate and complete. The legal reports and the certifications are reviewed and discussed by the legal and finance executives, followed by a final determination of any potential liability in accordance with ASC 450-20. Disclosures also are drafted for the 10-K or 10-Q.

United States Securities and Exchange Commission

December 1, 2011

For proceedings where there may be a reasonable possibility of loss, but where we are unable to estimate a range of loss, disclosure is consistent with ASC 450-20-50-5, which states that “disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.” We have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we either do not believe such exposure to be material, or we are unable to determine a range of reasonably possible losses.

The Company has a long history of assessing claims related to the higher volume transactional cases and uses its experience to perform a quarterly review of all active cases to adjust individual accruals to the extent required. In addition, for certain categories of these proceedings, the Company prepares its analysis on inactive or unreported claims based on historical experience of the likelihood that these claims will result in incremental losses. For this category of high volume, low dollar claim, we believe there is no material difference between what has been recorded on our balance sheet and what losses are reasonably possible.

With respect to more complex litigation, there are a number of factors that may complicate the determination of reasonably possible losses, including (i) the stage of the litigation (for example, the impact of incomplete discovery or proofs relating to the procedural matters or substantive merits of the case, the outcome of key motions, or, in putative class actions, whether a class will be certified); (ii) difficulties assessing the theory of damages alleged by the plaintiff until expert reports are obtained, particularly with cases that involve complex claims of lost profits, statutory treble damages or punitive damages; (iii) assessment of the different claims alleged and the various overlapping forms of relief requested, which must be segregated and analyzed separately to determine the validity of the appropriate total claim; (iv) quantification of claims which are alleged over a long period of time, which must be analyzed to determine whether damages accrue for the entire period or for a subset thereof; (v) complex litigation that may include novel claims without legal precedent or when precedents are split; (vi) the likelihood of insurance coverage; (vii) the tendency of plaintiffs to maintain very high and exaggerated demands until cases reach a critical juncture, such as the filing of dispositive motions or a serious mediation, resulting in rapid and large shifts in demands at these points; (viii) the difficulty in determining the ability of the Company to settle litigation based on performance or remedial actions that do not involve cash until settlement discussions are advanced; (ix) an evaluation of the likelihood that the Company may have direct liability to a plaintiff in an action where we are alleged to have vicarious liability for the actions of a franchisee; and (x) multi-party litigation involving claims against the Company and other defendants when allocation of liability is uncertain.

We have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we either do not believe such exposure to be material, or we are unable to determine a range of reasonably possible losses. For proceedings where there may be a reasonable possibility of loss, where we are unable to estimate a range of losses, we will provide disclosure that is consistent with ASC 450-20-50-5 in our future filings. The Company proposes to include the following additional disclosure in its future filings, as appropriate:

The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.

In our future filings, for proceedings where there may be a reasonable possibility of loss, and where we are able to estimate a range of losses that may be material to the Company, we will disclose the range.

United States Securities and Exchange Commission

December 1, 2011

Note 20 – Subsequent Events

5.	Please clarify your consideration of the guidance in Topic 470-60 of the Financial Accounting Standards Codification in determining that the refinancing transactions in the first quarter of fiscal year 2011 did not represent a troubled debt restructuring.

Upon the completion of the refinancing transactions, the Company documented its analysis and conclusions related to its consideration of whether the debt restructuring transactions required treatment as a “Troubled Debt Restructuring” as defined by ASC 470-60, Accounting for Troubled Debt Restructurings by Debtors. The determination of our position on this matter is summarized below from our analysis that was performed at the time of the Company’s debt refinancing and was performed in two parts; (i) the first relates to the notes exchange for convertible notes and new notes, and (ii) the second relates to the amendment to our senior secured credit facility.

Paragraph 15-5 of ASC470-60 states that a restructuring of a debt constitutes a troubled debt restructuring for purposes of this subtopic if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The FASB states that under the provisions of ASC 470-60, the determination of whether a modification or exchange of a debt instrument should be accounted for as a troubled debt restructuring requires consideration of all specific facts and circumstances surrounding the transaction. While the FASB has provided guidance and examples it has also indicated that that no single characteristic or factor, taken alone, is determinative of whether a modification or exchange is a troubled debt restructuring under ASC 470-60. That is, the fact that a single characteristic is present in a transaction should not be considered sufficient to overcome the preponderance of contrary evidence. The FASB noted that determining whether a transaction is within the scope of ASC 470-60 requires the exercise of judgment.

The Company performed its analysis based on the model discussed in ASC 470-60-55-5, which is designed to be applied by a debtor when determining whether a modification or an exchange of debt instruments is within the scope of ASC 470-60.

In the first step of the decision tree, the Company needs to determine if it is experiencing financial difficulty. The FASB has provided definitions and criteria in ASC 470-60-55-8 to assist in determining whether the Company is experiencing financial difficulties. Based on the definitions and criteria provided, the Company did not believe that it was experiencing financial difficulties. The Company was not in default on any of its debt, not in the process of declaring bankruptcy, and did not believe there was any significant doubt as to whether the Company would continue as a going concern. In addition, the Company continued to be in compliance with the senior secured leverage ratio under its senior secured credit agreement. Based upon the Company’s updated financial forecast at the date of the refinancing transactions, the Company believed that it would continue to be in compliance with the senior secured leverage ratio and meet its cash flow needs for at least the next twelve months.

Based on forecasts and projections, the Company forecasted that its operating and financing cash flows would be sufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity. The Amendment to extend the maturities of the Term Loan Facility, the Revolver, and the Synthetic Letter of Credit also increased the interest rates paid on each extended facility. In addition, the Company issued $700 million aggregate principal amount of 7.875% First and a Half Lien Notes in a private offering to third party investors, the net proceeds of which, along with cash on hand, were used to prepay $700 million of its extended Term Loan Facility. The Refinancing Transactions therefore provide evidence that the Company was not experiencing financial difficulties as the Company was able to extend the maturity of a significant portion of its debt at reasonable interest rates.

United States Securities and Exchange Commission

December 1, 2011

The Company also considered that it could obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor. In fact, the note exchange transaction was a par for par exchange with the new notes having a slightly higher interest rate in exchange for a longer term and the new convertible notes having an equal or slightly lower interest rate in exchange for the convertible equity feature. In addition, as noted above, the Company issued $700 million of unsecured notes at par with a 7.785% annual interest rate. Lastly, the Company considered and will continue to evaluate potential transactions to refinance indebtedness, including transactions to reduce net debt, extend maturities and/or reduce first lien indebtedness.

Although the Company concluded that it was not experiencing financial difficulty, the Company also determined that the creditors did not grant a concession. ASC 470-60 indicates that a creditor is deemed to have granted a concession if the debtor’s effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately prior to the restructuring. The effective borrowing rate of the restructured debt (after giving effect to all the terms of the restructured debt) should be calculated by projecting all the cash flows under the new terms and solving for the discount rate that equates the present value of the cash flows under the new terms to the debtor’s current carrying amount of the old debt.

As noted above, the exchange transactions were a par for par exchange with the new notes having a slightly higher interest rate in exchange for a longer term and the new convertible notes having an equal or slightly lower interest rate in exchange for the convertible equity feature. In addition, the Company issued new Notes at prevailing market rates to third party investors. As a result, the Creditors were deemed not to have granted any concessions in connection with the refinancing transactions.

Based on the above analysis, the Company concluded that the transactions should not be accounted for as a troubled debt restructuring under ASC 470-60.

Form 10-Qs for the Periods Ended March 31, 2011 and June 30, 2011

Note 12 – Guarantor/Non-Guarantor Supplemental Financial Information

6.	We note you have provided guarantor and non-guarantor supplemental financial information. Please confirm and revise to disclose, if true, that all guarantees are full, unconditional, joint and several. Reference is made to Rule 3-10(i)(8) of Regulation S-X.

We confirm that the guarantees are full and unconditional and joint and several and will include this disclosure in future filings.

* * *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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December 1, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (973) 407-6644 with any questions or comments regarding any of the foregoing.

REALOGY CORPORATION

By:	/s/ Anthony E. Hull
Anthony E. Hull
Chief Financial Officer

cc:	Securities and Exchange Commission
Wilson K. Lee Sandra Hunter

Realogy Corporation
Richard A. Smith
Dea Benson
Marilyn J. Wasser Seth I. Truwit

PricewaterhouseCooopers LLP
Ken Sharkey
Rich Heller